UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hennessy Capital Investment Corp. V

(Name of Issuer)
Shares of Class A common stock, par value $0.0001 per share, included as part of the Units

(Title of Class of Securities)
42589T107

(CUSIP Number)

July 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42589T107	SCHEDULE 13G/A	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Dymon Asia Capital Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON OO, FI, HC

CUSIP No. 42589T107	SCHEDULE 13G/A	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Dymon Asia Capital (Singapore) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON OO, FI, IA

CUSIP No. 42589T107	SCHEDULE 13G/A	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Dymon Asia Multi Strategy Investment Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 42589T107	SCHEDULE 13G/A	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS Yong Ming Chong (Danny)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 42589T107	SCHEDULE 13G/A	Page 6 of 10 Pages

Item 1.	(a) Name of Issuer

Hennessy Capital Investment Corp. V

Item 1.	(b) Address of Issuer’s Principal Executive Offices

3415 N. Pines Way, Suite 204

Wilson, WY 83014

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Dymon Asia Capital Ltd

Dymon Asia Multi Strategy Investment Master Fund

c/o Maples Corporate Services Limited

PO Box 309, Ugland House, South Church Street

George Town, Grand Cayman KY1-1104, Cayman Islands

Dymon Asia Capital (Singapore) Pte Ltd

Yong Ming Chong (“Danny”)

One Temasek Avenue #11-01 Millenia Tower Singapore 039192

Item 2.	(d) Title of Class of Securities

Shares of Class A common stock, par value $0.0001 per share, included as part of the Units (the “Common Stock”)

Item 2.	(e) CUSIP No.:

42589T107

CUSIP No. 42589T107	SCHEDULE 13G/A	Page 7 of 10 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 42589T107	SCHEDULE 13G/A	Page 8 of 10 Pages

Item 4. Ownership

Information with respect to the Reporting Persons' ownership of the Common Stock as of July 31, 2022, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined based on 34,500,000 shares of Common Stock outstanding as of May 11, 2022, as the Issuer reported in its Form 10-Q filed with the SEC on May 13, 2022.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 42589T107	SCHEDULE 13G/A	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

Dymon Asia Capital Ltd Dymon Asia Capital (Singapore) Pte Ltd Dymon Asia Multi Strategy Investment Master Fund By: Jason Eng

By:	/s/ Jason Eng
Jason Eng, General Counsel and Chief Compliance Officer

By: Yong Ming Chong (Danny)

By:	/s/ Yong Ming Chong (Danny)
Yong Ming Chong (Danny), Authorized Person

CUSIP No. 42589T107	SCHEDULE 13G/A	Page 10 of 10 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2023

Dymon Asia Capital Ltd Dymon Asia Capital (Singapore) Pte Ltd Dymon Asia Multi Strategy Investment Master Fund By: Jason Eng

By:	/s/ Jason Eng
Jason Eng, General Counsel and Chief Compliance Officer

By: Yong Ming Chong (Danny)

By:	/s/ Yong Ming Chong (Danny)
Yong Ming Chong (Danny), Authorized Person